UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Millenium Holding Group Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
600 37 R 10 1 (CUSIP Number)
Dennis Eliassen Millenium Holding Group Inc. 12 Winding Road Henderson, NV 89052 702-492-7721 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2005 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 600 37 R 10 1

1.	Names of Reporting Persons. Dennis M. Eliassen I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,444,925

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,444,925

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,444,925

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Equity Securities are Common Stock, Millenium Holding Group Inc. 12 Winding Road Henderson, NV. 89052

Item 2. Identity and Background.

(a)	Name: Dennis Elissen

(b)	Residence or business address: 25300 Ridgewood Farmington Hills, MI. 48336

(c)	Present Principal Occupation or Employment: Property Management - same address as above

(d)	Criminal Conviction: No Convictions in last 5 years

(e)	Court or Administrative Proceedings: Not a party in the last 5 years to any of the above

(f)	Citizenship: United States Citizen

Item 3. Source and Amount of Funds or Other Consideration:

         The source of funds used was personal funds. I will not be acquiring any more securities. Securities were acquired on the open market and by convertible notes.

Item 4. Purpose of Transaction
Purpose of acquisition of securities was for investment.
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No plans by the reporting person.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Possibly may trade some securities.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
No plans by the reporting person.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
No plans by the reporting person.
(e) Any material change in the present capitalization or dividend policy of the issuer;
No plans by the reporting person.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No plans by the reporting person.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
No plans by the reporting person.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Possibly may trade some securities.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Possibly may trade some securities.
(j) Any action similar to any of those enumerated above.
No plans by the reporting person.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Shares 1,444,925; Percentage is 6.8%

(b)	The reporting person has the sole power to vote the above shares; there is no shared power to vote

(c)	There are no transactions in the class of securities reported on that were effected during the past 60 days. There has been no 13D filings.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

1,444,925 shares were acquired on the open market. But almost all were acquired by convertible notes.

(d)	No other person has the right to receive or the power to direct the receipt of dividends or proceeds from sale of security.

(e)	Reporting person has not ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings, or relationships among the reporting person and any person with respect to the securities of the issuer. Including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profit, division of profits or loss, or the giving or withholding of proxies.

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2006
By:	/s/ Dennis Eliassen Dennis Eliassen

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